UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ALTEROLA BIOTECH INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

02152v103

(CUSIP Number)

Terry Rafih

c/o Bright Green Corporation

1033 George Hanosh Boulevard

Grants, NM 87020

Tel: (833) 658-1799

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02152v103

1.	NAME OF REPORTING PERSON Bright Green Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 201,761,982 Shares
	8.	SHARED VOTING POWER 338,238,018 Shares[1]
	9.	SOLE DISPOSITIVE POWER 201,761,982 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,000,000 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.91%
14.	TYPE OF REPORTING PERSON CO

1 These shares are held by Phytotherapeutix Holdings Ltd., Equipped4 Holdings Limited, and TPR Global Limited (the “Sellers”) and are subject to the Voting Agreement and Irrevocable Proxy, as defined below.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to Common Stock (the “Common Stock”) of Alterola Biotech, Inc. (the “Company” or “Issuer”), a Nevada corporation. The Company’s principal executive office is 47 Hamilton Square, Birkenhead Merseyside, United Kingdom.

Item 2.	Identity and Background

This Statement is being filed by Bright Green Corporation (“Bright Green”). Bright Green is organized under the laws of Delaware. The address of Bright Green’s principal executive office is 1033 George Hanosh Boulevard, Grants, New Mexico 87020.

Bright Green has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Bright Green purchased 201,761,982 shares of Common Stock for $3,999,999 from certain selling shareholders of the Company, Phytotherapeutix Holdings Ltd., Equipped4 Holdings Limited, and TPR Global Limited (the “Sellers”), pursuant to a Secondary Stock Purchase Agreement and Release, dated October 3, 2022, by and between Bright Green, the Company and the Sellers (the “Secondary SPA”) using working capital.

Item 4.	Purpose of Transaction

Bright Green acquired the Common Stock from the Sellers pursuant to the Secondary SPA. Concurrently with the signing of the Secondary SPA, Bright Green and the Sellers entered into a voting agreement (the “Voting Agreement”) and an irrevocable proxy (the “Irrevocable Proxy”), whereby the Sellers agreed to vote in favor of the adoption of an agreement to effect Bright Green’s acquisition of the Company or the Company’s merger into Bright Green or a subsidiary of Bright Green, as the case may be, pursuant to additional terms set forth in the Voting Agreement and Irrevocable Proxy.

Item 5.	Interest in Securities of the Issuer

(a) – (b)	The responses to Rows 7 to 13 on page two of this Schedule 13D are incorporated herein by reference. The percentage of Shares outstanding reported as beneficially owned by Bright Green set forth on page two as of the date hereof is based on 807,047,948 outstanding of the Issuer’s Common Stock as reported in the Issuer’s annual report on Form 10-K/A filed with the Securities and Exchange Commission on September 14, 2022.

(c)	Other than the transaction reported in Item 4 above, there have been no transactions in the Common Stock by the Reporting Person during the past 60 days.

(d)	No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Concurrently with the signing of the Secondary SPA, Bright Green and the Sellers entered into the Voting Agreement, whereby the Sellers agreed to vote in favor of the adoption of an agreement to effect Bright Green’s acquisition of the Company or the Company’s merger into Bright Green or a subsidiary of Bright Green, as the case may be, pursuant to additional terms set forth in the Voting Agreement. Pursuant to the Voting Agreement, the Sellers executed the Irrevocable Proxy, whereby the Sellers granted Bright Green an irrevocable proxy to vote the Sellers’ Subject Shares (as defined therein) in a manner consistent with Section 2.2 of the Voting Agreement and pursuant to additional terms set forth in the Irrevocable Proxy.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Secondary Stock Purchase Agreement and Release dated October 3, 2022, by and between Bright Green Corporation, Alterola Biotech Inc., Phytotherapeutix Holdings Ltd., Equipped4 Holdings Limited, and TPR Global Limited (previously filed as Exhibit 10.1 to Bright Green’s Current Report on Form 8-K dated October 7, 2022).

99.2	Voting Agreement dated October 3, 2022, by and between Bright Green Corporation, Phytotherapeutix Holdings Ltd., Equipped4 Holdings Limited, and TPR Global Limited.

99.3	Irrevocable Proxy dated October 3, 2022, by Phytotherapeutix Holdings Ltd., Equipped4 Holdings Limited, and TPR Global Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2022

Signature:

Bright Green Corporation

By:	/s/ Terry Rafih
Terry Rafih
Chief Executive Officer & Chairman of the Board